Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: March 16, 2018

Announcement Regarding the Merger

On March 16, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”) filed a Notice of Material Fact with the Brazilian Exchange Commission (CVM) announcing that on March 15th, 2018, Suzano Holding S.A., together with the other controlling shareholders of Suzano (jointly, the “Controlling Shareholders of Suzano”) entered into the Voting Agreement and Other Obligations (the “Voting Agreement”) with Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (together, the “Controlling Shareholders of Fibria”), in their capacity as controlling shareholders of Fibria Celulose S.A. (“Fibria”), as well as Suzano as an intervening party. Pursuant to the Voting Agreement, and subject to the conditions set forth therein, the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights so as to effect the combination of the operations and the shareholdings of Suzano and Fibria by means of a corporate reorganization. An English-language translation of the above mentioned Notice of Material Fact is attached as Exhibit 1.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 (if and when filed) and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, March 16, 2018 - The Management of SUZANO PAPEL E CELULOSE S.A. (the “Company” or “Suzano”) (SUZB3), in compliance with article 157, paragraph 4th, of Federal Law nº 6.404/76, as amended, and with CVM Instruction nº 358, dated January 3rd, 2002, disclose to its shareholders and to the market in general that:

On March 15th, 2018, Suzano Holding S.A., together with the other controlling shareholders of the Company (jointly, the “Controlling Shareholders of the Company”) entered into the Voting Agreement and Obligation Undertakings with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, together with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (together, the “Controlling Shareholders of Fibria”), and Suzano as an intervening party, by which the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights so as to make the combination of the operations and the shareholdings of the Company and Fibria (“Voting Agreement”), by means of a corporate reorganization (the “Transaction”).

The terms and conditions of the Transaction, summarized below, will be provided for in the Merger Protocol (“Merger Protocol”), to be submitted together with the evaluation reports and other relevant documents to the Boards of Directors of the Companies, and executed by their management, as well as be submitted to the approval of the shareholders of both Companies at their extraordinary shareholders’ meetings.

I.	CORPORATE REORGANIZATION AND FINANCIAL ASPECTS OF THE TRANSACTION

It is intended to submit a proposal of corporate reorganization to the Companies’ shareholders, which will result in: (a) Suzano being entitled to the total share capital of Fibria; and (b) Fibria’s shareholders receiving, in exchange for each common share of Fibria (i) the amount of R$ 52,50 (fifty two Brazilian reais and fifty cents), adjusted by CDI from March 15th, 2018 up until the effective payment date, to be paid in one installment on the closing date of the Transaction (“Cash Payment”); and (ii) 0,4611 common share issued by Suzano, adjusted as mentioned below (“Exchange Ratio”), to be delivered on the closing date of the Transaction.

The Cash Payment will be adjusted according to the amount of dividends, interest on equity and other proceeds declared by the Companies, as from the date hereof, except for the dividends that Suzano and Fibria have already announced to the market. The Exchange Ratio will be adjusted proportionally by any share split, grouping of shares and bonus shares issued by Suzano and Fibria.

The Fibria’s shareholders holding Fibria’s American Depositary Receipts (“ADRs”) shall have the right to receive Suzano’s ADRs, according to the Exchange Ratio. For that purpose, Suzano will take the necessary actions to (i) register the Transaction with (or obtain its exemption, as applicable) the Securities and Exchange Commission and (ii) list Suzano’s ADRs in the same listing segment of the New York Stock Exchange on which Fibria’s ADRs are currently listed.

Upon closing of the Transaction, the shares and ADRs issued by Fibria will cease to be traded on B3 S.A. nor on the New York Stock Exchange, respectively.

According to the terms of the Voting Agreement, in the event burdensome restrictions are imposed by the antitrust authorities in Brazil and / or in other jurisdictions, Suzano may not close the Transaction, upon the payment by Suzano to Fibria of a break-up fee equivalent to R$ 750,000,000.00 (seven hundred and fifty million Brazilian reais). The break-up fee may apply to certain other conditions that prevent the closing of the Transaction, as expressly provided for in the Voting Agreement.

II.	CONDITIONS PRECEDENT TO THE TRANSACTION

The closing of the Transaction is subject to certain conditions typical to transactions of this nature, including the approval by antitrust authorities in Brazil and in other jurisdictions.

III.	EXCLUSIVITY AND RESTRICTIONS OF TRANSFERRING STOCKS

In accordance with the terms of the Voting Agreement, the Controlling Shareholders of Fibria shall refrain from negotiating or engaging in any discussions with any third party, under whatsoever form, aiming at implementing any transaction equal or similar to the Transaction, or which might affect or frustrate the consummation of the Transaction. In addition, during the term of the Voting Agreement, the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria undertake not to sell or in any form dispose of their shares in Suzano or in Fibria, as applicable.

IV.	VOTING AGREEMENT WITH BNDESPAR

In the context of the Transaction and subject to the closing of the Transaction, on March 15th, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and Other Covenants with BNDES (“BNDESPAR Voting Agreement”), establishing certain governance commitments, financial and environmental policies of the Company, and limiting the transfer of the shares in the Company held by the Controlling Shareholders of the Company.

V.	FINANCING OF THE TRANSACTIONS

The Company has executed binding commitments with certain international financial institutions to ensure financing lines summing up US$ 9,200,000,000.00 (nine billion and two hundred million US dollars), being the disbursement conditioned, among others, to the closing of the Transaction. The proceeds of such financing will be used to finance part of the Cash Payment and the exports of the companies.

VI.	ACCESS TO THE INFORMATION AND DOCUMENTS

The Voting Agreement and its exhibits, including the Merger Protocol, as well as the BNDESPAR Voting Agreement are available to all shareholders of the Company, in the headquarters of the Company and in the Investors’ Relations website of the Company (ri.suzano.com.br), in the website of the Comissão de Valores Mobiliários (www.cvm.gov.br) and B.3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Additional information to the market will be disclosed in accordance with the law, including the information required by CVM Instruction nº 565, dated of June 15th, 2015.

São Paulo, March 16, 2018.

Marcelo Feriozzi Bacci

Chief Financial And Investor Relations Officer